UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 78190 / June 29, 2016

Admin. Proc. File No. 3-17191

In the Matter of

CLUBHOUSE VIDEOS, INC.,
GLX.COM, INC. (f/k/a AMERICAN
    ENVIRONMENTAL, INC., a/k/a GLX, INC.),
MORTGAGE SHAKERS, INC.,
NEWBRIDGE MORTGAGE CORP., and
NEWCOURT HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Clubhouse Videos, Inc., GLX.com, Inc. (f/k/a American Environmental, Inc., a/k/a GLX, Inc.), Mortgage Shakers, Inc., Newbridge Mortgage Corp., or Newcourt Holdings, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Clubhouse Videos, Inc., GLX.com, Inc. (f/k/a American Environmental, Inc., a/k/a GLX, Inc.), Mortgage Shakers, Inc., Newbridge Mortgage Corp., and Newcourt Holdings, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange

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[1]   17 C.F.R. § 201.360(d).

[2]   *Clubhouse Videos, Inc., GLX.com, Inc. (f/k/a Am. Envtl., Inc., a/k/a GLX, Inc.), Mortg. Shakers, Inc., Newbridge Mortg. Corp., and Newcourt Holdings, Inc.,* Initial Decision Release No. 1007 (May 6, 2016), 114 SEC Docket 01, 2016 WL 2618707. The Central Index Key numbers are: 1248218 for Clubhouse Videos, Inc.; 1290785 for GLX.com, Inc. (f/k/a American Environmental, Inc., a/k/a GLX, Inc.); 1425410 for Mortgage Shakers, Inc.; 1441824 for Newbridge Mortgage Corp.; and 1107961 for Newcourt Holdings, Inc.

Act of 1934, the registrations of the registered securities of Clubhouse Videos, Inc., GLX.com, Inc. (f/k/a American Environmental, Inc., a/k/a GLX, Inc.), Mortgage Shakers, Inc., Newbridge Mortgage Corp., and Newcourt Holdings, Inc., are revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 1007
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17191

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
CLUBHOUSE VIDEOS, INC.,	:	INITIAL DECISION
GLX.COM, INC. (f/k/a AMERICAN	:	MAKING FINDINGS
ENVIRONMENTAL, INC., a/k/a GLX, INC.),	:	AND REVOKING
MORTGAGE SHAKERS, INC.,	:	REGISTRATIONS
NEWBRIDGE MORTGAGE CORP., and	:	BY DEFAULT
NEWCOURT HOLDINGS, INC.	:	May 6, 2016

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Clubhouse Videos, Inc., GLX.com, Inc. (f/k/a American Environmental, Inc., a/k/a GLX, Inc.), Mortgage Shakers, Inc., Newbridge Mortgage Corp., and Newcourt Holdings, Inc. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission.

I. BACKGROUND

The Commission initiated this proceeding on March 31, 2016, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. The OIP provides that each Respondent's Answer to the OIP is due within ten days of service of the OIP on it. *See* OIP at 3; 17 C.F.R. § 201.220(b). Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by April 7, 2016.[1] *Clubhouse Videos, Inc.*, Admin. Proc. Rulings Release No.

[1] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

3795, 2016 SEC LEXIS 1507 (A.L.J. Apr. 21, 2016). None filed an Answer, and each was ordered to show cause why it should not be deemed to be in default and the registration of its securities revoked. *Id*. To date, none has filed an Answer to the OIP or responded to the order to show cause. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Clubhouse Videos, Inc. (CIK No. 1248218),[2] is a dissolved Florida corporation located in Heathrow, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB[3] for the period ended December 31, 2003, which reported a net loss of $3,664,787 from the company's September 26, 2001, inception to December 31, 2003. The company had filed Form 10-SB registration statements on June 26 and October 14, 2003, and requested withdrawal of those filings on August 26, 2003, and September 24, 2004, respectively. It filed another Form 10-SB on September 24, 2004.

GLX.com, Inc. (f/k/a American Environmental, Inc., a/k/a GLX, Inc.) (CIK No. 1290785), is a Florida corporation located in Jupiter, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended May 31, 2009, which reported a net loss of $20,827 for the prior twelve months.

Mortgage Shakers, Inc. (CIK No. 1425410), is a dissolved Florida corporation located in Miami Shores, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).   The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on January 29, 2008.

Newbridge Mortgage Corp. (CIK No. 1441824) is a dissolved Florida corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).   The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on August 5, 2008.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10 - .703 (Regulation S-B). These "SB" forms are no longer in use. *See* Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Newcourt Holdings, Inc. (CIK No. 1107961), is a dissolved Florida corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2003, which reported a net loss of $204,886 for the prior twelve months.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011), *recons. denied*, Exchange Act Release No. 65118, 2011 SEC LEXIS 2839 (Aug. 12, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

<center>V. ORDER</center>

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Clubhouse Videos, Inc., is REVOKED;

the REGISTRATION of the registered securities of GLX.com, Inc. (f/k/a American Environmental, Inc., a/k/a GLX, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Mortgage Shakers, Inc., is REVOKED;

the REGISTRATION of the registered securities of Newbridge Mortgage Corp. is REVOKED; and

the REGISTRATION of the registered securities of Newcourt Holdings, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[4]

_____
Carol Fox Foelak
Administrative Law Judge

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[4] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).